Exhibit 99.1

Perion Reports $1.3 Million in GAAP Net Income and $6.2 Million in Adjusted
EBITDA for the First Quarter 2020

Company continues its 2019 momentum, driving 23% year over year topline growth;
seasoned management team taking range of strategic steps to preserve cash and leverage financial strength amidst COVID-19 uncertainty

Q1 2020 Highlights:

•	Total Revenues of $66.1 million, increased 23% year-over-year;
•	GAAP Net Income of $1.3 million, increased 8% year-over-year;
•	Non-GAAP Net Income of $5.0 million, increased 53% year-over-year;
•	GAAP Earnings Per Share of $0.05, no change year-over-year;
•	Adjusted EBITDA of $6.2 million, increased 22% year-over-year;
•	Net Cash provided from operations was $2.5 million; decreased 82% year-over-year;
•	Net Cash decreased from $45.0 million to $39.5, inclusive of the $15.1 million paid at closing to acquire ContentIQ.

Tel Aviv & New York – May 6, 2020 – Perion Network Ltd. (NASDAQ: PERI), a global technology company that delivers its Synchronized Digital Branding solution across the three main pillars of digital advertising - ad search, social media and display / video advertising – announced today its financial results for the first quarter ended March 31, 2020.

Financial Highlights*

(In millions, except per share data)

	Three months ended
	March 31,
	2020	2019	%
Advertising revenues	$23.7	$18.6	+28%
Search and other revenues	$42.3	$35.3	+20%
Total Revenues	$66.1	$53.8	+23%
GAAP Net Income	$1.3	$1.2	+8%
Non-GAAP Net Income	$5.0	$3.3	+53%
Adjusted EBITDA	$6.2	$5.1	+22%
Net cash provided by operating activities	$2.5	$14.0	-82%
GAAP Diluted Earnings Per Share	$0.05	$0.05	0%
Non-GAAP Diluted Earnings Per Share	$0.17	$0.13	+31%

* Reconciliation of GAAP to Non-GAAP measures follows.

Doron Gerstel, Perion’s CEO commented, “The strong momentum that we experienced in the fourth quarter of 2019 continued in the first quarter of 2020. Our results were trending at record levels in January and February, which led to consolidated revenue growth of 23% for the full quarter.  Our results were driven by the robust performance of our Search business and the contribution of ContentIQ (CIQ) which we acquired mid-January. Since the beginning of March, we have been navigating a rapidly changing business environment as the COVID-19 pandemic unfolded, driving a 15%-25% decline in advertising spending.”

“As the first quarter progressed and the impact of the COVID-19 pandemic became more pronounced, we swiftly began rolling out strategic initiatives to better prepare Perion for an uncertain market environment with reduced levels of advertising spending,” Gerstel added. “As part of this effort, we implemented cost-saving measures that are expected to yield more than $10 million in annualized savings on a proforma basis. Like others, we are cautiously optimistic that we will begin to see improvements in the overall market later this year. Nonetheless, with $54 million in cash, $40 million in net cash and the ability to generate significant free cash flow from ongoing operations, we have the financial stability to weather an extended period of disruption should it occur. The current management team’s demonstrated track record for managing costs, preserving cash and maximizing profitability, gives me confidence in our financial resilience and ability to withstand uncertainty.”

“The revenue flexibility provided by our product diversity and business mix across the three pillars of digital advertising, contributed to our Q1 success and is critical to our long-term prospects,” Gerstel continued. “CIQ performed well throughout the quarter and in line with expectations, demonstrating the strength and resiliency that our diversification provides. We are fortunate to have a highly focused and differentiated advertising offering which conceptually brings brands, agencies and publishers together – benefiting from a common digital advertising offering.”

Gerstel added, “With regard to the remainder of the year, the disruption in the advertising market and lack of visibility have caused us to join many other public companies who have made the prudent decision to temporarily withdraw full-year guidance. As the horizon becomes clearer and our visibility improves, we hope to return to providing estimates about expected results. We remain confident, that we have the diversification, product offerings and management discipline needed to generate significant cash from operations and remain profitable, for the full year, as we weather the uncertainty of the current environment.”

“We are navigating the current environment from a stable financial position that is superior to many companies in our industry,” concluded Gerstel. “Our organic and inorganic efforts to boost topline revenue remain our top priority. We’ve realized that more and more companies in our industry with excellent, complementary products, services and technologies lack the financial strength to weather a period of disruption. As a result, we have made the strategic decision to file a shelf registration statement, to assess M&A opportunities as they become available.”

Financial Comparison for the first quarter of 2020:

Revenues: Revenues increased by 23%, from $53.8 million in the first quarter of 2019 to $66.1 million in the first quarter of 2020. This increase was primarily a result of a 20% increase in Search and other revenues mainly due to an increased number of unique searches and additional new publishers. Advertising revenues increased by 28% as a result of the consolidation of Content IQ which was acquired on January 14, 2020.

Customer Acquisition Costs and Media Buy (“CAC”): CAC in the first quarter of 2020 were $36.1 million, or 55% of revenues, as compared to $27.4 million, or 51% of revenues in the first quarter of 2019. The increase as a percentage of revenue is primarily due to the acquisition of CIQ and product mix.

Net Income: On a GAAP basis, net income in the first quarter of 2020 was $1.3 million, or 2% of revenues as compared to a net income of $1.2 million, or 2.3% of revenues, in the first quarter of 2019.

Non-GAAP Net Income: In the first quarter of 2020, non-GAAP net income was $5.0 million, or 8% of revenues, compared to the $3.3 million, or 6% of revenues, in the first quarter of 2019. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: In the first quarter of 2020, Adjusted EBITDA was $6.2 million, or 9% of revenues, compared to $5.1 million, or 9% of revenues, in the first quarter of 2019. A reconciliation of GAAP to Adjusted EBITDA is included in this press release.

Cash and Cash Flow from Operations: As of March 31, 2020, cash and cash equivalents and short-term bank deposits were $54.1 million. Cash provided by operations in the first quarter of 2020 was $2.5 million, compared to $14.0 million in the first quarter of 2019. The main reasons for the decrease in cash flow from operations is attributed to one-time working capital requirements for the CIQ operations and collection cycle differences between the business units.

Short-term Debt, Long-term Debt and Convertible Debt: As of March 31, 2020, total debt was $14.6 million, compared to $16.7 million at December 31, 2019.

Conference Call:

Perion will host a conference call to discuss the results today, Wednesday, May 6, 2020 at 8:30 a.m. ET. Details are as follows:

•	Conference ID: 6762387
•	Dial-in number from within the United States: 1-866-548-4713
•	Dial-in number from Israel: 1809 212 883
•	Dial-in number (other international): 1-323-794-2093
•	Playback available until May 13, 2020by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 6762387 for the replay.
•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.

Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses, restructuring costs, loss from discontinued operations, accretion of acquisition related contingent consideration, impairment of goodwill, amortization and impairment of acquired intangible assets and the related taxes thereon, non-recurring expenses, foreign exchange gains (losses) associated with ASC-842, as well as certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition. Additionally, in September 2014, the Company issued convertible bonds denominated in New Israeli Shekels and at the same time entered into a derivative arrangement (SWAP) that economically exchanges the convertible bonds as if they were denominated in US dollars when the bonds were issued. The Company excludes from its GAAP financial measures the fair value revaluations of both, the convertible bonds and the related derivative instrument, and by doing so, the non-GAAP measures reflect the Company’s results as if the convertible bonds were originally issued and denominated in US dollars, which is the Company’s functional currency. Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as operating income excluding stock-based compensation expenses, depreciation, restructuring costs, acquisition related items consisting of amortization of intangible assets and goodwill and intangible asset impairments, acquisition related expenses, gains and losses recognized on changes in the fair value of contingent consideration arrangements and certain accounting entries under the business combination accounting rules that require us to recognize a legal performance obligation related to revenue arrangements of an acquired entity based on its fair value at the date of acquisition.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 16, 2020. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com

Source: Perion Network Ltd.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2020	2019
	(Unaudited)	(Unaudited)

Revenues:
Advertising	$23,733	$18,584
Search and other	42,320	35,265
Total Revenues	66,053	53,849

Costs and Expenses:
Cost of revenues	5,766	5,766
Customer acquisition costs and media buy	36,138	27,433
Research and development	7,207	4,862
Selling and marketing	9,701	8,325
General and administrative	3,939	3,058
Depreciation and amortization	2,302	2,390
Total Costs and Expenses	65,053	51,834

Income from Operations	1,000	2,015
Financial expense (income), net	(8)	1,325

Income before Taxes on income	1,008	690
Tax benefit	326	542

Net Income	$1,334	$1,232

Net Earnings per Share
Basic	$0.05	$0.05
Diluted	$0.05	$0.05

Weighted average number of shares
Basic	26,287,515	25,883,768
Diluted	28,212,685	25,885,029

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	March 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$46,374	$38,389
Restricted cash	1,220	1,216
Short-term bank deposits	7,748	23,234
Accounts receivable, net	40,778	49,098
Prepaid expenses and other current assets	3,363	3,170
Total Current Assets	99,483	115,107

Long-Term Assets:
Property and equipment, net	9,801	10,918
Operating lease right-of-use assets	21,465	22,429
Goodwill and intangible assets, net	167,463	128,444
Deferred taxes	4,216	6,171
Other assets	673	708
Total Long-Term Assets	203,618	168,670
Total Assets	$303,101	$283,777

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$41,133	$47,681
Accrued expenses and other liabilities	20,797	18,414
Short-term operating lease liability	3,680	3,667
Short-term loans and current maturities of long-term and Convertible debt	8,333	8,333
Deferred revenues	3,393	4,188
Short-term payment obligation related to acquisitions	13,699	1,025
Total Current Liabilities	91,035	83,308

Long-Term Liabilities:
Long-term debt, net of current maturities	6,250	8,333
Payment obligation related to acquisition	11,537	-
Long-term operating lease liability	19,085	20,363
Other long-term liabilities	6,014	6,591
Total Long-Term Liabilities	42,886	35,287
Total Liabilities	133,921	118,595

Shareholders' equity:
Ordinary shares	217	213
Additional paid-in capital	245,864	243,211
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain	137	130
Accumulated deficit	(76,036)	(77,370)
Total Shareholders' Equity	169,180	165,182
Total Liabilities and Shareholders' Equity	$303,101	$283,777

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended
	March 31,
	2020	2019
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net Income	$1,334	$1,232
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,302	2,390
Stock based compensation expense	1,100	463
Foreign currency translation	(29)	19
Accrued interest, net	-	(199)
Deferred taxes, net	(315)	(546)
Accrued severance pay, net	25	(316)
Fair value revaluation - convertible debt	-	699
Net changes in operating assets and liabilities	(1,921)	10,246
Net cash provided by operating activities	$2,496	$13,988

Cash flows from investing activities:
Purchases of property and equipment	(71)	(227)
Short-term deposits, net	15,486	(2,700)
Cash paid in connection with acquisitions, net of cash acquired	(15,100)	-
Obligation in connection with acquisitions	5,777	-
Net cash provided by (used in) investing activities	$6,092	$(2,927)

Cash flows from financing activities:
Exercise of stock options and restricted share units	1,557	129
Payment made in connection with acquisition	-	(1,813)
Repayment of convertible debt	-	(7,901)
Repayment of long-term loans	(2,083)	(2,083)
Net cash used in financing activities	$(526)	$(11,668)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(73)	(110)
Net increase (decrease) in cash and cash equivalents and restricted cash	7,989	(717)
Cash and cash equivalents and restricted cash at beginning of period	39,605	40,803
Cash and cash equivalents and restricted cash at end of period	$47,594	$40,086

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended
	March 31,
	2020	2019
	(Unaudited)

GAAP Net Income	$1,334	$1,232
Share based compensation	1,100	463
Amortization of acquired intangible assets	1,065	1,046
Non-recurring fees (Expenses related to M&A activity)	1,836	257
Fair value revaluation of convertible debt and related derivative	-	267
Foreign exchange loss (gain) associated with ASC-842	(280)	292
Taxes on the above items	(90)	(303)
Non-GAAP Net Income	$4,965	$3,254

Non-GAAP Net Income	$4,965	$3,254
Tax benefit	(236)	(239)
Financial expense, net	272	766
Depreciation	1,237	1,344
Adjusted EBITDA	$6,238	$5,125

Non-GAAP diluted earnings per share	$0.17	$0.13

Shares used in computing non-GAAP diluted earnings per share	28,749,160	25,908,734